Mail Stop 4561   December 19, 2007

John Marino
President
1st United Bancorp, Inc.
One North Federal Hwy.
Boca Raton, Florida 33432

      Re: 1st United Bancorp, Inc.
              Form S-4, filed November 19, 2007
              File No. 333-147505

Dear Mr. Marino:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-4</u>

<u>General</u>

1. Please confirm that Equitable did not provide financial projections to Bancorp.

2. Please revise your disclosure to include a table detailing the purchase price allocation in accordance with SFAS 141.

Front Cover Page of the Prospectus

3. Please revise the front cover page of the prospectus to include the title and amount of securities offered. Refer to Item 501(b)(2) of Regulation S-K.

Summary, page 4

4. Please revise the preamble to state that it highlights "the material" information, not "selected" from the document.

Risk Factors

General

5. Either delete the sentence about "additional risks and uncertainties," or expand that concept into a separate risk factor.

6. The purpose of the Risk Factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the Company to offer assurances. However, on page 24 you make reference to the Company's inability to offer assurances as to Bancorp's ability to profit from future expansion. Instead of stating the Company's inability to make assurances, please revise this portion of the Risk Factors section to merely state the material risks that exist due to the uncertainties addressed.

Opinion of The Carson Medlin Company, page 32

7. Revise this section to disclose the approximate dollar amount to be paid to Carson Medlin for its services in connection with the sale of Equitable and the rendering of its fairness opinion.

8. Revise this section to disclose the portion of the fee payable to Carson Medlin that is contingent upon the successful completion of the transaction.

9. In performing its analysis of comparable merger transactions, Carson Medlin analyzed a select group of merger and acquisition deals (i.e. "Southeastern Transactions" and "Florida Transactions"). Please identify the specific transactions upon which the financial advisor relied.

10. Please identify the publicly traded companies used in the selected peer group analysis.

Material United States Federal Income Tax Consequences of the Merger, page 39

11. Please revise to make clear that the discussion is based on an opinion that has been filed.

About Equitable

Management's Discussion and Analysis

Guide III Disclosure

12. We note the information you provided did not fully comply with the requirements of Guide III. Please revise to include the following:

- state whether yields on tax-exempt obligations have been computed on a tax-equivalent basis on page 68 (refer to Guide 3, Section II paragraph B);

- present separately the total amount of all such loans due after one year which (a) have predetermined interest rates, and (b) have floating and adjustable rates (refer to Guide 3, section III, paragraph C); and,

- disclose the gross interest income that would have been recorded in the period if the non-accrual loans were current on page 135 (refer to Guide 3, section III, paragraph C).

About Bancorp

Management's Discussion and Analysis

Guide III Disclosure

13. We note the information you provided did not fully comply with the requirements of Guide III. Please revise to include the following:

- state whether yields on tax-exempt obligations have been computed on a tax-equivalent basis on page 94 (refer to Guide 3, Section II paragraph B); and,

- disclose the gross interest income that would have been recorded in the period if the non-accrual loans were current on page 91 (refer to Guide 3, section III, paragraph C).

Executive Compensation

Compensation Discussion and Analysis, page 130

14. Place in context how and why determinations made with regard to one

compensation element may or may not have influenced decisions made with respect to other compensation elements contemplated or awarded. Refer to Item 402(b)(1)(vi) of Regulation S-K. In particular, discuss how benefits and perquisites influenced decisions regarding other compensation elements.

Cash Incentive Compensation, page 133

15. Discuss in greater detail the cash incentive compensation plan. In particular, discuss and analyze the specific factors considered by the Committee in deciding to use the specific formula adopted. Refer to Item 402(b)(1)(v) of Regulation S-K.

Elements of Post-Employment Compensation, page 134

16. Explain how the Committee determined that the payment and benefit levels were appropriate under the various circumstances that trigger payments or provision of benefits under the termination and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Summary Compensation Table for 2006, page 139

17. Please include compensation information in the table for three most highly compensated executive officers other than the PEO and PFO. See Item 402 of Regulation S-K.

Transactions with Management and Related Parties, page 146

18. Please clarify that any loans made to related parties are on the same terms as those available to other persons <u>not related to the lender</u>. Please refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

19. Please include a statement of whether your policies and procedures for review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 are in writing, and, if not, how such policies are evidenced. You state that formal procedures have been adopted, but it is unclear whether these are written formal procedures. Please refer to Item 404(b)(1)(iv) of Regulation S-K.

Legal Matters, page 147

20. Please include the address of the firm giving the legality opinion. See Paragraph 23 of Schedule A of the Securities Act.

Combined Company Pro Forma Condensed Financial Information (Unaudited)

Notes to the Combined Company Pro Forma Condensed Financial Information (Unaudited)

Note g., page 13

21. We note that you did not include amounts paid to Equitable option holders in determining the total merger consideration. Please tell us why you did not include the fair value of the exchanged awards in the purchase price allocation and revise as necessary.

Note f., page 12

22. We note the adjustment to cash related to (1) severance agreements $0.75 million, (2) Cash out of Equitable stock options $3.2 million, and (3) Contract termination fees $0.30 million on the pro forma balance sheet. Tell us how you determined the amounts presented are directly attributable to the merger and factually supportable, that is, within the scope of Article 11 of Regulation S-X. Please advise or revise to remove the aforementioned adjustments from the face of the pro forma financial statements. We would not object to footnote disclosure regarding this matter.

Note f., page 13

23. We note the $3.3 million adjustment to other liabilities and retained earnings and on the pro forma statement of financial condition reflecting a reversal of 1st United Bancorp's Allowance for Deferred tax Asset due to projected earnings of the merged company. Tell us how you determined the amounts presented are factually supportable, that is, within the scope of Article 11 of Regulation S-X. Also please tell us how you considered the guidance in SFAS 109. Please advise or revise to remove the aforementioned adjustments from the face of the pro forma financial statements. We would not object to footnote disclosure regarding this matter.

General

24. Certain exhibits will be filed in the future. We may have comment once those documents are filed, so please provide the staff with copies as soon as practicable.

25. Please file as an exhibit to the registration statement a copy of the Carson Medlin board book for the transaction. Refer to Item 21(c) of Form S-4.

Exhibit 8.1

26. You may limit reliance on your opinion with regard to purpose, but not person. Please revise.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Schroeder at 202-551-3294 or Donald Walker at 202-551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair at 202-551-3583 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

CC: By Fax (561) 671-2425
        Michael V. Mitrione, Esq
        Marybeth Bosko, Esq.
        Gunster, Yoakley & Stewart, P.A.
        777 S. Flagler Drive, Ste. 500 East
        West Palm Beach, Florida 33401